UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report
ADVANCED EMISSIONS SOLUTIONS, INC.
(Name of registrant as specified in its charter)

Delaware	001-37822	27-5472457
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

640 Plaza Drive, Suite 270, Highlands Ranch Colorado 80129
     (Address of principal executive offices)           (Zip Code)

Ted Sanders, General Counsel, (720) 598-3537
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01	Conflict Minerals Disclosure and Report.

This Form SD is filed by Advanced Emissions Solutions, Inc. (“Company”) pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2016 through December 31, 2016.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein. The Company’s Conflict Minerals Report is publicly available at the Internet website located at http://www.advancedemissionssolutions.com/ADES-Investors/Financials/SEC-Filings/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02	Exhibit

The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

The following is filed with this form SD:

Exhibit 1.01 - Advanced Emissions Solutions, Inc. Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant duly caused this report to be signed on its behalf by the duly authorized undersigned.

Advanced Emissions Solutions, Inc.
(Registrant)

/s/ L. Heath Sampson	May 22, 2017
L. Heath Sampson	(Date)
President, Chief Executive Officer and Treasurer